UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

GlobalSCAPE, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37940G109

(CUSIP Number)

210/GSB Acquisition Partners, LLC

Attention: C. Clark Webb, Robert H. Alpert

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

(214) 999-6082

with a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

210/GSB Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	210/GSB Acquisition Partners, LLC (“GSB Acquisition”) holds directly 3,268,900 shares of common stock of GlobalSCAPE, Inc. (the “Issuer”). GSB Acquisition is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, Inc. (“RHA Investments”), and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

2

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

3

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4% (2)
14	TYPE OF REPORTING PERSON

PN

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

4

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,268,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

5

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,286,545 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,286,545 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,286,545 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5% (3)
14	TYPE OF REPORTING PERSON

CO

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	ACM holds directly 17,645 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

6

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

Atlas Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,645 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,645 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,645 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

PN

(1)	ACM holds directly 17,645 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(2)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

7

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,972
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,286,545 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,972
	10	SHARED DISPOSITIVE POWER

3,286,545 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,319,517 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (3)
14	TYPE OF REPORTING PERSON

IN

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	ACM holds directly 17,645 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

8

CUSIP No. 37940G109

1	NAME OF REPORTING PERSON

C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		61,507
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,268,900 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

61,507
	10	SHARED DISPOSITIVE POWER

3,268,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,330,407 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	GSB Acquisition holds directly 3,268,900 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner, RHA Investments, and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 18,782,108 shares of the Issuer’s common stock issued and outstanding as of July 19, 2020, as advised by the Issuer.

9

CUSIP No. 37940G109

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to shares of common stock (the “Common Stock”) of GlobalSCAPE, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by and on behalf of the Reporting Persons (as defined below). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On July 19, 2020, the Issuer, GlobalSCAPE, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Help/Systems, LLC, a Delaware limited liability company (“Parent”), Grail Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and solely with respect to certain sections therein, HS Purchaser, LLC, a Delaware limited liability company, and Help/Systems Holdings, Inc., a Delaware corporation. Pursuant to the Merger Agreement and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (as it may be extended or amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.001 per share (“Company Common Stock”), at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Merger Agreement.

In connection with the Merger Agreement, on July 19, 2020, 210/GSB Acquisition Partners, LLC, Robert Alpert and C. Clark Webb entered into Support Agreements (the “Support Agreements”) with Parent and Merger Sub pursuant to which such parties agreed, among other things, to tender the Shares held by them and certain of their affiliates in the Offer, upon the terms and subject to the conditions of such agreements. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or the occurrence of a Company Board Recommendation Change (as defined in the Merger Agreement). The foregoing summary of the Merger Agreement and the Support Agreements is not complete and is qualified in its entirety by the full text of Merger Agreement, included as Exhibit 99.1 hereto, and the Support Agreements, the form of which is included as Exhibit 99.2 hereto, and are incorporated herein by reference.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The Reporting Persons’ response to Item 4 is hereby incorporated by reference into Item 6 of this Amendment.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the adding the following exhibits:

Exhibit 99.1 – Agreement and Plan of Merger, dated July 19, 2020, by and among the Company, Help/Systems, LLC, Grail Merger Sub, Inc., and solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2020).

Exhibit 99.2 – Form of Support Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 20, 2020).

10

CUSIP No. 37940G109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2020

210/GSB ACQUISITION PARTNERS, LLC

By:	210 Capital, LLC
Its:	Sole Member

By:	Covenant RHA Partners, L.P.
Its:	Member

	By:	RHA Investments, Inc.
	Its:	General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

By:	CCW/LAW Holdings, LLC
Its:	Member

	By:	/s/ C. Clark Webb
	Name:	C. Clark Webb
	Title:	Sole Member

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

	By:	RHA Investments, Inc.
	Its:	General Partner

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

By:	CCW/LAW Holdings, LLC
Its:	Member

	By:	/s/ C. Clark Webb
	Name:	C. Clark Webb
	Title:	Sole Member

11

CUSIP No. 37940G109

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	General Partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Name:	C. Clark Webb
Title:	Sole Member

RHA INVESTMENTS, INC.

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

/s/ Robert H. Alpert
ROBERT H. ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

ATLAS CAPITAL MANAGEMENT, L.P.

By:	RHA Investments, Inc.
Its:	General Partner

By:	/s/ Robert H. Alpert
Name:	Robert H. Alpert
Title:	President

12